Filed by Peugeot S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Peugeot S.A.

IMPORTANT NOTICE

By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).  Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.  In addition, the effective registration statement will be made available for free to shareholders in the United States.

The following was published by Peugeot S.A. on its website on February 26, 2020.

Execution Version

ETABLISSEMENTS PEUGEOT FRERES Société anonyme with a share capital of 10,839,200 euros 66, avenue Charles de Gaulle 92200 Neuilly-sur-Seine, France 875 750 317 R.C.S. Nanterre	FFP Société anonyme with a share capital of 24,922,589 euros 66, avenue Charles de Gaulle 92200 Neuilly-sur-Seine, France 562 075 390 R.C.S. Nanterre

PEUGEOT S.A.
7, rue Henri Saint-Claire Deville
92500 Rueil-Malmaison
France

To: Carlos Tavares

December 17, 2019

Strictly Confidential

Object: Undertaking letter

Dear Sir,

Reference is made to (i) the Combination Agreement entered into on the date hereof between Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA” and together with PSA, the “Companies”) relating to the proposed combination of their businesses through a cross-border merger, a copy of which, including its schedules, is attached as Schedule 1 (the “Combination Agreement”) and (ii) the Reference Shareholders Undertakings (as defined below), each executed on the date hereof.

Capitalized terms used but not defined in this letter agreement (this “Undertaking”) shall have the meanings ascribed to them in the Combination Agreement.

Établissements Peugeot Frères (“EPF”) and FFP (together, the “Undersigned”), having reviewed and in furtherance of the Combination Agreement, which notably sets forth the future governance of the DutchCo and certain rights for the Undersigned in respect of the DutchCo Board, and the Reference Shareholders Undertakings, have agreed to make certain commitments vis-à-vis the Companies in the context of the proposed Combination as well as the Reference Shareholder Undertakings. These commitments are set out in this Undertaking.

EPF and FFP are acting jointly and severally and shall be deemed to be one collective party in respect of their rights and obligations set forth in this Undertaking.

The Undersigned owns, controls or has the power to vote 110,622,220 common shares of PSA as of the date hereof. Other than as described in the preceding sentence, neither the Undersigned nor any of its Affiliated Entities (as defined below) own, control or have the power to vote any shares in PSA, or any securities convertible or exchangeable into or giving the right to receive or acquire any shares in PSA.

A. Support of the Combination

The Undersigned, in its capacity as direct or indirect shareholder of PSA, and after the Closing in its capacity as direct or indirect shareholder of DutchCo, hereby irrevocably and unconditionally undertakes to, and to cause its representative(s) to:

(i)
appear in person or by proxy at each and every meeting of the shareholders of PSA at which any of the Transactions is proposed for approval and cause all shares owned or controlled by it or as to which it has the power to vote to be counted as present in accordance with any procedures applicable to such meeting whether for purposes of determining the presence of a quorum or otherwise;

(ii)
vote or cause to be voted all shares owned or controlled by it or as to which it has the power to vote in favor of any decision in furtherance of the approval of the Transactions that is submitted to the shareholders;

(iii)
vote (or cause to be voted) against (A) any other transaction, proposal, agreement or action made in opposition to or which is inconsistent with the Transactions, including any Acquisition Proposal that is submitted to the shareholders, and (B) any other action, agreement or transaction that is intended to, that would be reasonably expected to, or the effect of which would be reasonably expected to, impede, delay, discourage or adversely affect the Transactions or the performance by the Undersigned of its obligations under this Undertaking;

(iv)
vote in favor of the adoption of any relevant governance document (e.g, articles of association and board internal rules) of DutchCo and any decision submitted to the governance bodies or shareholders of FCA which, in each case, implement the governance set forth in the Combination Agreement.

(v)
in case of a vacancy of an independent director nominated by a Company prior to the end of his/her initial 4-year term (the “Former Director”), vote or cause to be voted all shares owned or controlled by it or as to which it has the power, to appoint as director of DutchCo (A) the alternate selected by the Company that had selected the Former Director, or (B) if no such alternate is able to fill the position, the candidate nominated by the remaining director initially chosen pursuant to the Combination Agreement by the Company that had nominated the Former Director and the director(s) nominated by the former shareholders (prior to the Closing) of the Company that initially nominated the Former Director.

If as a result of any Transfer of DutchCo Shares, the Undersigned is no longer entitled to nominate one member of the DutchCo Board as set forth in the Combination Agreement, the Undersigned shall cause such relevant member of the DutchCo Board to immediately resign from his/her position as a member of the DutchCo Board.

Until the Closing, the Undersigned, directly or indirectly, shall, and shall cause its representatives:

(i)	not to (a) solicit, initiate or encourage any Acquisition Proposal or (b) enter into, continue or participate in any discussions or negotiations with a third party regarding any Acquisition Proposal;

(ii)
cease and cause to be terminated the participation of any of its representatives in all discussions or negotiations with any person conducted prior the date hereof with respect to any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal; and

(iii)	not accept, approve, recommend or enter into any agreement, in respect of an Acquisition Proposal.

It is expressly provided that the Undersigned shall continue to comply with the undertakings set out in this Section A notwithstanding any change in the view or recommendation of the PSA supervisory board with respect to the Combination.

B. Existing shareholder’ agreement

The Undersigned shall continue to comply with the terms of the shareholders’ agreement entered into between the reference shareholders of PSA on April 28, 2014 (as may be amended from time to time by the parties thereto) (“2014 PSA SHA”) until the Closing. However, PSA, duly authorized by its Supervisory Board, hereby agrees that as an exception to the 2014 PSA SHA, EPF/FFP shall be authorized to acquire up to 5% of the outstanding PSA Shares prior to the Closing.

The Undersigned hereby irrevocably agrees that such shareholders’ agreement shall be terminated automatically with effect on and as of the Closing.

C. Transfer of securities

For purposes of this Undertaking, “Transfer” means, directly or indirectly, to sell, transfer, assign, pledge or otherwise dispose of, either voluntarily or involuntarily, or to enter into any contract, option or other agreement with respect to, any sale, transfer, assignment, pledge or other disposition.

1. Standstill

The Undersigned undertakes, from the date hereof until the seventh (7th) anniversary of the Closing, not to acquire, and to cause its Affiliated Entities not to acquire, PSA Shares, FCA Shares or DutchCo Shares, directly or indirectly, alone or in concert with any other person, if as a result of such acquisition its aggregate shareholding in DutchCo, taken together with the shareholding of its Affiliated Entities, calculated on the basis of the outstanding number of DutchCo Shares, becomes or would become higher than 6.1%; provided that any repurchase and/or cancellation of PSA Shares or FCA Shares, prior to the Closing, or DutchCo Shares, after the Closing, shall be disregarded in calculating the number of DutchCo Shares outstanding for purposes of this sentence. The Undersigned undertakes not to, directly or indirectly, solicit proxies for general meetings of shareholders of any of the Companies and/or DutchCo and agrees to keep its shares in the registered form and to notify the relevant Company promptly of any modification of its shareholding and number of voting rights. For purposes of this Undertaking, “Affiliated Entities” shall mean with respect to any person, any person directly or indirectly controlled by such person, any person that directly or indirectly controls such person, or any person under common control with such person; provided that with respect to a fund, the management company directly or indirectly managing or advising such fund shall be deemed to control such fund.

After Closing, the Undersigned acknowledges that it may be released from the standstill obligation with respect to DutchCo Shares with the consent of the DutchCo Board, provided that such consent shall not be adopted without the favorable vote of each of the directors nominated by the other reference shareholders of the Companies that remain bound by their Reference Shareholders Undertakings.

As an exception to the foregoing, the Undersigned may acquire additional PSA shares (prior to the Closing) or DutchCo shares (following the Closing), up to a total of such additional shares representing 2.5% of the ordinary share capital of DutchCo or 5% of the share capital of PSA (the “Acquired Shares”); provided that such acquisition(s) shall be made solely by way of acquisition of shares from Bpifrance Participations and/or DMHK (or their relevant Affiliated Entities) or through acquisition(s) on the market, and provided further that such acquisition(s) on the market shall not represent more than 1% of the DutchCo Shares or 2% of the share capital of PSA plus, if applicable, the percentage of DutchCo Shares (or PSA shares) sold by BPI to buyers other than the Undersigned or any of its Affiliates after the date hereof.

After the Closing, DutchCo agrees to release the Undersigned from its standstill obligation, as provided in this Section C-1, in the event (a) the DutchCo Board recommends a transaction in which a person or group would acquire 50% or more of DutchCo Shares (including a merger of DutchCo with or into another entity unless the shareholders of DutchCo immediately prior to the merger are entitled to receive more than the majority of the ordinary share capital and voting rights in the surviving entity of the merger), or (b) a person or group not acting in concert with the Undersigned formally files an offer to acquire 50% or more of the outstanding DutchCo Shares by means of a tender or exchange offer.

2. Lock-up

Subject to the third, fourth and fifth paragraphs of this section C-2, between the date hereof and until the earlier of (i) the Closing or (ii) the expiration or termination of this Undertaking in accordance with the terms hereof, the Undersigned shall not, and shall cause its Affiliated Entities not to, Transfer shares or any voting right or power in any shares or other securities giving access, immediately or in the future, to the capital of PSA; provided that the foregoing shall not prevent the conversion of such securities into the right to receive the merger consideration as contemplated by the Combination Agreement. Any attempted Transfer of shares or any interest therein in violation of this paragraph shall be null and void.

Subject to the third, fourth and fifth paragraphs of this section C-2, the Undersigned undertakes that it shall not Transfer any of its DutchCo securities during the period from the date of the Closing to the third (3rd) anniversary of the Closing.

As an exception to the first two paragraphs of this Section C-2, the Undersigned may pledge all or part of the Acquired Shares, and any transfer of ownership of the Acquired Shares resulting from the enforcement of the pledge shall not constitute a breach of this Section C-2.

The Undersigned shall be free to Transfer (for the avoidance of doubt including during the lock-up period) any PSA securities or any DutchCo securities to any of its Affiliated Entities, provided that the transferee agrees to be bound by the same obligations as those imposed on the Undersigned. The Undersigned shall procure that the transferee must transfer back to the Undersigned (or to another Affiliated Entity of the Undersigned), all such PSA or DutchCo securities, should the transferee cease to be an Affiliated Entity of the Undersigned.

After the Closing, DutchCo agrees to release the Undersigned from its lock-up obligation provided in this Section C-2 in the event the DutchCo Board recommends a transaction in which a person or group would acquire 50% or more of the DutchCo Shares (including a merger of DutchCo with or into another entity unless the shareholders of DutchCo immediately prior to the merger are entitled to receive more than the majority of the share capital and voting rights in the surviving entity of the merger).

To the extent permitted under applicable legal requirements, the Undersigned shall use its best efforts to:

(i)
provide to DutchCo notice of any contemplated Transfer of DutchCo securities at least four (4) business days prior to the Transfer, such notice to identify (x) the type of Transfer, and (y) the transferee of such shares (to the extent known); and

(ii)	inform and discuss with DutchCo’s management any contemplated transfer of DutchCo securities on the market with a view to minimizing impact on share price.

D. No acting in concert

The Undersigned undertakes not to act in concert (handelen in onderling overleg) with any other shareholder vis-à-vis PSA and DutchCo (other than with Affiliated Entities); provided that EPF and FFP (and their Affiliated Entities) may act in concert with each other.

For the avoidance of doubt, it is specified that nothing in this section D of this Undertaking shall prevent the Undersigned from entering into any agreement with another shareholder of PSA or DutchCo to the extent the parties to such agreement do not act in concert vis-à-vis PSA or DutchCo.

E. Assignment of the Undersigned undertakings

The Undersigned acknowledges that the rights and obligations of PSA arising from this Undertaking will transfer to DutchCo by operation of law as a result of the Combination. For the avoidance of doubt, the Undersigned agrees to be bound by the terms of the Undertaking vis-à-vis DutchCo which will have all rights to enforce such obligations from and after the Closing.

As a condition to the Undersigned’s undertakings hereunder, the Company undertakes to cause FCA/DutchCo to reiterate this letter on the Closing in a form such that the rights and obligations of PSA shall be assumed by, and will become enforceable by and against, DutchCo.

F. Specific performance

The Undersigned and the Company (by countersigning this Undertaking), agree and acknowledge the right of the other signatory to seek and obtain any remedy (including specific performance or an injunction to vote or take other actions) that may be available to it under applicable law including damages, it being specified that the Undersigned and the Company shall always be entitled to the remedies of injunction and specific performance for any threatened or actual breach of the provisions of this Undertaking.

FCA shall be an express third party beneficiary of this Undertaking and shall be entitled to enforce the provisions of this Undertaking as if it were a party hereto, including the rights set forth in the immediately preceding sentence, to the extent PSA fails to enforce such provisions in a timely manner, and this Undertaking shall not be amended without the prior written consent of FCA.

G. Company’s undertakings

By countersigning this Undertaking, PSA (and after the Closing, DutchCo):

(i)
represents and warrants that a similar undertaking letter has been signed by PSA with each of its reference shareholders and by FCA with its reference shareholder, Exor N.V. (together with this Undertaking, the “Reference Shareholders Undertakings”), an execution copy of which being attached in Schedule 2; and

(ii)
undertakes vis-à-vis the Undersigned to enforce the terms of the Reference Shareholders Undertakings against each of such reference shareholders and not waive any rights or remedies, prior to, in furtherance of, or following the Closing.

PSA agrees that it shall not, without the prior approval of PSA’s supervisory board: (A) amend the Combination Agreement in a manner that, with respect to the Undersigned, adversely modifies (i) the governance of DutchCo (including the composition of its governance bodies and the attributions of the latter), (ii) the long stop date, (iii) economic terms of the Combination or (iv) the rights attaching to the DutchCo Shares to be received by PSA shareholders at the Closing, (B) make or forego a claim in respect of, or waive any rights under, the Combination Agreement, or (C) grant any authorization contemplated by the Combination to deviate from covenants thereunder which, in each of cases (B) and (C) adversely affects any of the items referred to in (A)(i) to (A)(iv).

In the event a director position becomes vacant and if no general meeting is scheduled within the next three (3) months, DutchCo shall convene a general meeting in order to replace the departing director.

H. Miscellaneous

The commitments of the Undersigned set forth in this Undertaking shall terminate:

(i)
If PSA (before the Closing) or the Company (after the Closing) materially breaches its obligations hereunder and such breach, if susceptible of being cured, is not cured within thirty (30) days following notification to the Company thereof, or

(ii)
If the economic terms of the Combination, the long stop date of the Combination Agreement, the rights attaching to the DutchCo Shares to be received by PSA shareholders at the Closing or the governance rights of the Undersigned are adversely affected as a result of an amendment or waiver of the rights of the Company under the Combination Agreement (unless such amendment or waiver has been approved by the supervisory board of PSA and the representatives of the Undersigned thereon did not vote against such amendment or waiver).

In addition, the provisions of this Undertaking shall expire and be of no further effect or force upon:

(i)	the date on which the Combination Agreement is terminated before Closing; or

(ii)	in the event the Closing occurs under the Combination Agreement, upon the seventh (7th) anniversary following the Closing.

This Undertaking and any disputes arising out of or in connection with this Undertaking shall be governed and construed in accordance with the law of the Netherlands, without giving effect to any choice or conflict of law provision or rule that would require the application of laws of any jurisdiction other than the Netherlands. Any dispute or claim arising out of or relating to this Undertaking will be referred to and finally resolved, (i) before Closing, by three (3) arbitrators under the Rules of Arbitration of the International Chamber of Commerce, with place of arbitration will be Geneva, Switzerland, and English as language of arbitration, and (ii) after Closing, by the Netherlands Commercial Court (Rechtspraak).

Yours sincerely,

/s/ Jean-Philippe Peugeot	/s/ Robert Peugeot

Établissements Peugeot Frères	FFP
Represented by Jean-Philippe Peugeot	Represented by Robert Peugeot

Countersigned by

/s/ Carlos Tavares
Peugeot S.A.
Represented by Carlos Tavares

[SIGNATURE PAGE - UNDERTAKING LETTER (EPF/FFP)]

SCHEDULE 1

COMBINATION AGREEMENT

SCHEDULE 2

OTHER REFERENCE SHAREHOLDERS LETTERS